ROBERT A. FREEDMAN	June 14, 2012	EMAIL RFREEDMAN@FENWICK.COM DIRECT DIAL (650) 335-7292

VIA EDGAR AND OVERNIGHT COURIER

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Attention:	Tim Buchmiller, Reviewing Attorney Gabriel Eckstein, Staff Attorney Lynn Dicker, Reviewing Accountant Eric Atallah, Staff Accountant

Re:	Silver Spring Networks, Inc. Amendment No. 5 to Registration Statement on Form S-1 Filed February 24, 2012 File No. 333-175393

Ladies and Gentlemen:

On behalf of Silver Spring Networks, Inc. (the “Company”), we are concurrently transmitting herewith Amendment No. 6 (the “Amendment”) to the Registration Statement on Form S-1 (Registration No. 333-175393) originally filed by the Company with the U.S. Securities and Exchange Commission (the “Commission”) on July 7, 2011, as amended to date (the “Registration Statement”). In this letter, we respond to the comments of the staff of the Commission (the “Staff”) contained in your letter dated March 9, 2012. The numbered paragraphs below correspond to the numbered comments in that letter; the Staff’s comment is presented in bold italics. We have also enclosed with the copy of this letter that is being transmitted via overnight courier, four copies of the Amendment in paper format, marked to show changes from the Registration Statement as initially filed.

In addition to addressing the comments raised by the Staff in its letter, the Company has revised the Registration Statement to update certain disclosures for the three months ended March 31, 2012 and include certain other disclosures.

Prospectus Summary

1. We note the disclosure of your revenue growth in the “Overview” section of your prospectus summary. Please balance this disclosure with the disclosure in the second risk factor on page 16 that you anticipate that your revenue for each quarter in 2012 could be lower than the levels reached in each quarter in 2011.

United States Securities and Exchange Commission

June 14, 2012

In response to the Staff’s comment, the Company has revised the “Overview” section of its prospectus summary to remove the disclosure regarding the Company’s revenue growth.

Dilution, page 43

2. It appears that certain information to be included in this section is available based on the financial statements included in the filing, including your net tangible book value as of December 31, 2011. Please revise the filing to include any information that can currently be calculated.

The Company respectfully advises the Staff that the net tangible book value per share of common stock is currently not calculable because the share conversion ratios for certain debt instruments that convert upon the Company’s initial public offering are dependent on the initial public offering price. Accordingly, the Company determined to leave these pro forma disclosures blank until they are determinable. In the Company’s preliminary prospectus, the Company will calculate these pro forma disclosures based on the midpoint of the price range set forth on the cover of the preliminary prospectus and, in the Company’s final prospectus, the Company will calculate these pro forma disclosures based on the price per share set forth on the cover of the final prospectus.

Selected Consolidated Financial Data

Other Financial Measures, page 47

3. We note your presentation of Adjusted EBITDA. We further note that you believe your presentation of non-GAAP measures “offer valuable supplemental information regarding the performance of [y]our business.” Please note that under Item 10(e)(1)(ii)(B) of Regulation S-K you must not adjust a non-GAAP performance measure to eliminate items when the nature of the charge or gain is such that there was a similar charge or gain within the prior two years. It appears as though your adjusted EBITDA is eliminating certain items that you have incurred in the past two years. This comment also applies to your presentation of “Gross Profit on billings.” Please tell us how your presentation of these non-GAAP measures is appropriate under Item 10(e)(1)(ii)(B) of Regulation S-K.

The Company respectfully advises the Staff that it considered the Staff’s Compliance and Disclosure Interpretation (“C&DI”) guidance Question 102.03 regarding non-GAAP financial measures when evaluating the appropriate adjustments in Adjusted EBITDA and Gross Profit on billings, each of which are non-GAAP measures. C&DI Question 102.03 states that “the fact that a registrant cannot describe a charge or gain as non-recurring, infrequent or unusual, however, does not mean that the registrant cannot adjust for that charge or gain.” Accordingly, the Company considers the adjustments set forth therein as appropriate adjustments for these non-GAAP measures.

The Company additionally advises the Staff that the charges being adjusted in these non-GAAP measures are not referenced or described as non-recurring, infrequent or unusual.

In addition, in response to the comments by Mr. Atallah of the Staff in a phone conversation on March 30, 2012 with Mr. Brown of the Company’s outside legal counsel, the Company has revised pages 15 and 51 of the Registration Statement to clarify that the list of limitations of non-GAAP measures as analytical tools set forth in the Registration Statement are “the most significant” limitations, as opposed to “some of” the limitations.

United States Securities and Exchange Commission

June 14, 2012

Business

Operational Savings for Utilities, page 91

4. Refer to the third sentence in this section. Please file the consent of Black & Veatch or provide us with your analysis supporting your position that a consent is not required. Refer to Securities Act Section 7(a) and Securities Act Rule 436.

The Company respectfully advises the Staff that the consent of Black & Veatch is unnecessary because the Black & Veatch report that contains the statistic referenced in the Registration Statement is publicly available on the Internet at http://www.smartgridinformation.info/pdf/4566_doc_1.pdf. Pursuant to Section 7(a) of the Securities Act of 1933, as amended, if a report is public, a consent is not required for a person named as having prepared such report used in the Registration Statement.

Executive Compensation

2011 Summary Compensation Table, page 131

5. Please include the 2011 total compensation for all your named executive officers in the right column of your table.

In response to the Staff’s comment, the Company has included the 2011 total compensation for all of the Company’s named executive officers in the far right column of the Company’s 2011 Summary Compensation Table.

* * * * * * *

United States Securities and Exchange Commission

June 14, 2012

Should the Staff have additional questions or comments regarding the foregoing, please do not hesitate to contact the undersigned at (650) 335-7292 or, in his absence, Michael A. Brown, Esq. at (415) 875-2432.

Sincerely,

FENWICK & WEST LLP

/s/ Robert A. Freedman

Robert A. Freedman

Enclosure

cc:	Scott A. Lang, Chief Executive

Officer Michael A. Dillon, Esq., General Counsel

David B. Leeb, Esq., Associate General Counsel

Silver Spring Networks, Inc.

Michael A. Brown, Esq.

Fenwick & West LLP

Guy Wanger

Ernst & Young LLP

Sarah K. Solum, Esq.

Davis Polk & Wardwell LLP